1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

January 16, 2018

Via EDGAR and E-mail (pdf)

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Re:	VICI Properties Inc.

File No. 333-221997

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), VICI Properties Inc. (the “Company”) hereby submits the proposed offering terms of the initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the “Distribution Policy” and the “Selected Historical and Pro Forma Financial Data—Unaudited Pro Forma Combined Condensed Financial Information.” These pricing terms shall be included in Amendment No. 2 to the Registration Statement on Form S-11, File No. 333-221997 (the “Registration Statement”) to be filed with the Commission on or about January 22, 2018. The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of January 16, 2018. Should the bona fide estimates of these terms change between today and January 22, 2018, the figures presented in Amendment No. 2 may increase or decrease accordingly.

In the Offering, the Company proposes to sell up to 51,282,051 shares of common stock and up to an additional 7,692,307 shares of common stock pursuant to the underwriters’ option to purchase additional shares of common stock. The Company proposes to price the Offering with a bona fide price range of $18.50 to $20.50 per share of common stock, with a midpoint of $19.50 per share of common stock. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Company’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the offering as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Mr. Tom Kluck January 16, 2018

Additionally, the Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into Amendment No. 2, to be filed with the Commission on or about January 22, 2018.

The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in Amendment No. 2 of the Registration Statement.

Please do not hesitate to call the undersigned at (212) 715-9216 or Jordan Rosenbaum at (212) 715-9117 with respect to the foregoing or if any additional supplemental information is required by the Staff.

Sincerely,

/s/ Todd E. Lenson

Todd E. Lenson

cc:	Rahul Patel, Esq. (Securities and Exchange Commission)

Edward B. Pitoniak (VICI Properties Inc.)

Jordan Rosenbaum, Esq. (Kramer Levin Naftalis & Frankel LLP)

Edward F. Petrosky, Esq. (Sidley Austin LLP)

Bartholomew A. Sheehan, Esq. (Sidley Austin LLP)

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in a jurisdiction where the offer or sale is not permitted.

Subject to completion, dated January 16, 2018

PROSPECTUS

51,282,051 Shares

VICI Properties Inc.

Common Stock

This is the initial public offering of VICI Properties Inc. We are offering 51,282,051 shares of our common stock. We anticipate that the initial public offering price will be between $18.50 and $20.50 per share.

In connection with this offering, we have applied to list our common stock on the New York Stock Exchange (the “NYSE”) under the ticker symbol “VICI”.

We intend to elect and qualify to be taxed as a real estate investment trust as defined under Section 856(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. Federal income tax purposes. We currently expect such election to be effective commencing with our taxable year ending December 31, 2017. To assist us in qualifying to be taxed as a REIT, among other purposes, our charter contains certain restrictions relating to the ownership and transfer of our shares and a provision generally restricting stockholders from owning more than 9.8% in value or in number, whichever is more restrictive, of any class or series of our shares, including if repurchases by us cause a person’s holdings to exceed such limitations. In addition to the restrictions set forth above, our outstanding shares of capital stock are held subject to applicable gaming laws. Any person owning or controlling at least 5% of the outstanding shares of any class of our capital stock is required to promptly notify us of such person’s identity. See “Description of Capital Stock” for a detailed description of the ownership and transfer restrictions applicable to our shares.

Investing in our common stock involves risks. You should carefully consider the matters described under the caption “Risk Factors” beginning on page 23 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions to be paid by us(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 191 of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their overallotment option to purchase an additional 7,692,307 shares from us, at the initial public offering price, less the underwriting discounts, for 30 days after the date of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR OTHER SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2018.

Joint Book-Running Managers

Morgan Stanley	Goldman Sachs & Co. LLC	BofA Merrill Lynch

The date of this Prospectus is                     , 2018.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should read the following summary, together with the more detailed information and financial statements appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Cautionary Note Regarding Forward-Looking Statements” sections and the consolidated and pro forma financial information and the notes to those financial statements appearing elsewhere in this prospectus before making an investment decision to invest in our common stock.

Except as otherwise indicated or unless the context otherwise requires, all references in this prospectus to “on a pro forma basis” refers to on a pro forma basis giving effect to the items described in “Selected Historical and Pro Forma Financial Data—Unaudited Pro Forma Combined Condensed Financial Information.”

Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover of this prospectus, is based on an initial public offering of 51,282,051 shares of our common stock at a price of $19.50 per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and assumes that the underwriters’ overallotment option is not exercised.

Overview of the Company

We are an owner, acquirer and developer of experiential real estate assets across leading gaming, hospitality, entertainment and leisure destinations. Our national, geographically diverse portfolio consists of 20 market-leading properties, including Caesars Palace Las Vegas and Harrah’s Las Vegas, two of the most iconic entertainment facilities on the Las Vegas Strip. Our entertainment facilities are leased to leading brands that seek to drive consumer loyalty and value with guests through superior services, experiences, products and continuous innovation. Across more than 36 million square feet, our well-maintained properties are located in nine states, contain nearly 14,000 hotel rooms and feature over 150 restaurants, bars and nightclubs. Our portfolio also includes approximately 37 acres of undeveloped land adjacent to the Strip that is leased to Caesars, which we may look to monetize as appropriate. We also own and operate four championship golf courses located near certain of our properties, two of which are in close proximity to the Las Vegas Strip. As a growth focused public real estate company, we expect our relationship with our partners will position us for the acquisition of additional properties across leisure and hospitality.

In December 2017, we acquired from an affiliate of Caesars and then leased back the real estate assets of Harrah’s Las Vegas for approximately $1.14 billion, and we simultaneously sold to Caesars approximately 18.4 acres of undeveloped land located behind the LINQ Hotel & Casino and Harrah’s Las Vegas for $73.6 million. Simultaneous with the transaction, we entered into a new VICI PropCo credit facility, comprised of a $2.2 billion senior secured Term Loan B Facility and a $400 million senior secured Revolving Credit Facility, and we used the proceeds from the Term Loan B Facility and drawings under the Revolving Credit Facility to refinance a portion of our outstanding long-term debt. See “—Recent Developments” below.

We believe we have a mutually beneficial relationship with Caesars, a leading owner and operator of gaming, entertainment and leisure properties. Our long-term triple-net Lease Agreements with subsidiaries of Caesars provide us with a highly predictable revenue stream with embedded growth potential. We believe our geographic diversification limits the effect of changes in any one market on our overall performance. We are focused on driving long-term total returns through managing assets and allocating capital diligently, maintaining a highly productive tenant base, capitalizing on strategic development and redevelopment opportunities, and optimizing our capital structure to support opportunistic growth.

Our portfolio is competitively positioned and well-maintained. Pursuant to the terms of the Lease Agreements, which require Caesars to invest in our properties, and in line with its commitment to build guest loyalty, we anticipate Caesars will continue to make strategic value-enhancing investments in our properties over time, helping to maintain their competitive position. In addition, given our scale and deep industry knowledge, we believe we are well-positioned to execute highly complementary single-asset and portfolio acquisitions to augment growth.

We intend to elect and qualify to be taxed as a REIT for U.S. Federal income tax purposes commencing with our taxable year ending December 31, 2017. We believe our election of REIT status combined with the income generation from the Lease Agreements will enhance our ability to make distributions to our stockholders, providing investors with current income as well as long-term growth.

We are one of the largest net lease REITs in the United States with $648.9 million and $862.5 million of revenue, $439.1 million and $582.5 million of net income and $544.6 million and $724.0 million of Adjusted EBITDA for the nine months ended September 30, 2017 and for the year ended December 31, 2016, respectively, in each case on a pro forma basis. For a definition of Adjusted EBITDA and a reconciliation to net income, in each case on a pro forma basis, see “—Summary Pro Forma Financial Data.”

Overview of Caesars

Caesars is a leading owner and operator of gaming, entertainment and leisure properties. Caesars maintains a diverse brand portfolio with a wide range of options that appeal to a variety of gaming, travel and entertainment consumers. As of September 30, 2017 and after giving effect to the sale of Harrah’s Las Vegas to us, Caesars operates 48 properties, consisting of 20 owned and operated properties, eight properties that it manages on behalf of third parties and 20 properties that it leases from us. Caesars or CRC guarantee the lease payment obligations of the properties leased from us. Caesars has a market capitalization in excess of $9 billion as of the date of this prospectus.

For the year ended December 31, 2016, Caesars had net loss attributable to Caesars of approximately $3.6 billion and Adjusted EBITDA of approximately $1.1 billion and CEOC had net income of approximately $337 million and Adjusted EBITDA of approximately $1.1 billion. For the twelve months ended September 30, 2017, Caesars had net loss attributable to Caesars of approximately $3.0 billion and Adjusted EBITDA of approximately $1.1 billion and CEOC had net income of approximately $425 million and Adjusted EBITDA of approximately $1.1 billion.

We use Adjusted EBITDA of Caesars and CEOC to evaluate the capacity of Caesars and CEOC to meet their respective obligations under the Formation Lease Agreements. Such information is not publicly available for the applicable tenant under the HLV Lease Agreement or its guarantor, CRC.

Please see Annex I for reconciliations of net income/(loss) of Caesars and CEOC to Adjusted EBITDA of Caesars and CEOC, respectively, all as reported by Caesars in its publicly available filings with the SEC.

Caesars has diverse sources of revenue, with revenues coming from gaming, food and beverage, hotel operations and from other sources, including entertainment and retail. Caesars has invested significant resources in updating its hotels, with over 50% of its rooms being renovated during the past two years. Caesars’ properties have been rewarded with 25 TripAdvisor Certificates of Excellence in 2017. Caesars’ pioneering Total Rewards® program is the gaming industry’s first, largest and most preferred loyalty program. Additionally, Caesars’ entertainment offerings have made it the number three live entertainment promoter worldwide.

Under the terms of the Lease Agreements, the tenants are responsible for ongoing costs relating to our properties thereunder, including property taxes, insurance, and maintenance and repair costs. Each Lease Agreement provides for a fixed base rent for the first seven years of the lease term, contributing to the expected stability of rental revenue. In addition, each Lease Agreement contains a fixed annual rent escalator on the base rent equal to (a) with respect to the Lease Agreements other than the HLV Lease Agreement, the greater of 2% and the increase in the Consumer Price Index commencing in the second year of the lease with respect to the CPLV Lease Agreement and in the sixth year of the lease with respect to the Non-CPLV Lease Agreement and the Joliet Lease Agreement, and (b)(i) with respect to the HLV Lease Agreement, 1% commencing in the second year of the lease term and (ii) the greater of 2% and the increase in the Consumer Price Index commencing in the sixth lease year subject to such increase not resulting in the EBITDAR to rent ratio being less than 1.6 to 1, in which event the increase will be such reduced percentage provided that such reduction shall not result in the base rent being less than the prior year’s rent. The Lease Agreements provide for portions of the rent to be designated as variable rent with periodic variable rent resets following the seventh year and tenth year of the leases and at the commencement of each renewal term based on the tenant’s net revenue from the facilities at such time. See “Business—Our Relationship with Caesars.” As further described below, the tenants’ payment obligations under the Lease Agreements are guaranteed by Caesars with respect to the Formation Lease Agreements and CRC with respect to the HLV Lease Agreement, which provides additional credit support.

We believe our relationship with Caesars, including our contractual agreements with it and its applicable subsidiaries, will continue to drive significant benefits and mutual alignment of strategic interests in the future.

Caesars or CRC guarantees the payment obligations of our tenants under the Lease Agreements.

All of our existing properties are leased to subsidiaries of Caesars. Caesars guarantees the payment obligations of our tenants under the Formation Lease Agreements and CRC, a subsidiary of Caesars, guarantees the payment obligations of our tenant under the HLV Lease Agreement. Caesars operates a nationally-recognized portfolio of brands, including Caesars, Harrah’s, Horseshoe and Bally’s, and operates its portfolio of properties (including the properties that are leased from us) using the Total Rewards® customer loyalty program. Core to Caesars’ cross-market strategy, the Total Rewards® program is designed to encourage Caesars’ customers to direct a larger share of their entertainment spending to Caesars. See “—Overview of Caesars” above regarding information of Caesars referred to in this prospectus.

We intend to maintain a strong balance sheet with significant financial flexibility.

On a pro forma basis, we had debt of $4,148.5 million ($4,117.6 million, net of deferred financing cost and original issue discount) as of September 30, 2017, and $862.5 million of revenue, $582.5 million of net income and $724.0 million of Adjusted EBITDA for the year ended December 31, 2016. In December 2017, we completed a multi-billion dollar refinancing of certain of our outstanding indebtedness. See “—Recent Developments—VICI PropCo Credit Facility and Debt Refinancing.” As a result, the Revolving Credit Facility is available to us to fund acquisitions and for general corporate purposes, and our $498.5 million aggregate principal amount of our Second Lien Notes after giving effect to this offering become due in 2023, which we believe provides us with financial flexibility to grow our business. Over time, we intend to operate with a prudent financial strategy by growing cash flow through internal, built-in lease escalations and external acquisitions and repaying indebtedness using cash flow from operations.

Experienced management team and independent board of directors with robust corporate governance

We have an experienced management team that has been actively engaged in the leadership, acquisition and investment aspects of the hospitality, gaming, entertainment and real estate industries throughout their careers. Our Chief Executive Officer, Edward Pitoniak, and President and Chief Operating Officer, John Payne, are

limited either directly through regulatory statutes (several states such as Indiana and Louisiana have limited the total number of gaming licenses) or through local level factors such as demand dynamics or geographic location constraints. While the inter and intra-state competitive environment is subject to change, we continue to believe that, as a whole, our properties are unlikely to face material incremental competition. We believe that where this may happen, it is likely to be subject to lengthy lead time construction development cycles.

•	Strategically located in proximity to a large percentage of the U.S. population. Our regional properties collectively have access to 59 million total individuals within their MSAs (18% of the U.S. population), according to the U.S. Census Bureau, and these MSAs generated $4.4 trillion of the United States’ annual gross domestic product, according to the Bureau of Economic Analysis. Our properties are also in close proximity to major U.S. population centers, with 14 of our regional properties within a three hour drive of a major U.S. population center such as Chicago, Dallas, Kansas City, Louisville, Memphis, New Orleans, Southern New York and Philadelphia.

•	Historically stable gaming revenues. According to the American Gaming Association, UNLV Center for Gaming Research and the NIGC, over the five years ending 2016 total nationwide regional gaming revenues grew by an average of 2.4% per year.

Distribution Policy

We intend to make regular quarterly distributions to holders of shares of our common stock. We expect our quarterly distribution rate to be $0.2625 per share. On an annualized basis, this would be $1.05 per share, or an annual distribution rate of approximately 5.4%, based on an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the front cover of this prospectus. The actual distributions paid to shareholders with respect to the period commencing upon the completion of this offering and ending on March 31, 2018 will be pro-rated, calculated from the closing of this offering through March 31, 2018. For the twelve months ending on September 30, 2018, we expect to pay distributions in cash in an amount equal to approximately 73.2% of cash available for distribution for such period. Our ability and determination to pay regular quarterly distributions is subject to various restrictions and other factors described in more detail under “Distribution Policy.”

Recent Developments

Acquisition of Harrah’s Las Vegas and Sale of Eastside Property

Purchase of Harrah’s Las Vegas Real Estate

In December 2017, we acquired all of the land and real property improvements associated with Harrah’s Las Vegas Hotel & Casino from a subsidiary of Caesars, for a purchase price of approximately $1.14 billion.

On the closing date, we entered into the HLV Lease Agreement with a subsidiary of Caesars, as tenant, pursuant to which we lease back Harrah’s Las Vegas to Caesars, and CRC guarantees the tenant’s payment obligations under the HLV Lease Agreement.

Sale of Eastside Property

In December 2017, we sold approximately 18.4 acres of certain parcels located in Las Vegas, Nevada, east of Harrah’s Las Vegas, to a subsidiary of Caesars, for a purchase price of $73.6 million.

This Offering

Common stock offered by us	51,282,051 shares

Overallotment option	7,692,307 shares

Common stock to be outstanding upon completion of this offering	351,560,990 shares

Use of proceeds	We will contribute the net proceeds from this offering to the Operating Partnership, which we estimate will be $938.0 million (or $1.08 billion if the underwriters’ overallotment option is exercised in full) based on the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the front cover of this prospectus. Our Operating Partnership will use the net proceeds to: (a) pay down $300.0 million of the indebtedness outstanding under the Revolving Credit Facility; (b) redeem $268.4 million in aggregate principal amount of the Second Lien Notes at a redemption price of 108% plus accrued and unpaid interest to the date of redemption; (c) repay $100.0 million of the Term Loan B Facility; and (d) pay fees and expenses related to this offering; the remainder, if any, of the net proceeds will be used for general business purposes. Any proceeds received in connection with the exercise by the underwriters of their overallotment option will be used by the Operating Partnership for general business purposes. See “Use of Proceeds.”

Directed share program	At our request, the underwriters have reserved up to five percent of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, to certain of our directors, officers, employees, business associates and related persons. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction described in the “Underwriting” section of this prospectus. The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Listing	In connection with this offering, we have applied to list our common stock on the NYSE under the ticker symbol “VICI.”

Ownership and transfer restrictions

To assist us in qualifying to be taxed as a REIT, among other purposes, our charter contains certain restrictions relating to the ownership and transfer of our shares and a provision generally restricting stockholders from owning more than 9.8% in value or in number, whichever is more restrictive, of any class or series of our shares, including if repurchases by us cause a person’s holdings to exceed such limitations. An exemption from the 9.8% ownership limit was granted to certain stockholders, and our board may in the future provide exceptions to the ownership limit for other stockholders, subject to certain initial and ongoing conditions designed to protect our status as a REIT. In addition to the restrictions set forth above, our outstanding shares of capital stock are held subject to applicable gaming laws. Any person owning or controlling at least 5% of the outstanding shares of any class of our capital stock is required to promptly notify us of such person’s identity. See “Description of Capital Stock—Restrictions on Ownership and Transfer” and “—Redemption of Securities Owned or Controlled by an Unsuitable Person or Affiliate.”

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” beginning on page 23 and all other information in this prospectus before making a decision to invest in our common stock.

Material U.S. Federal income tax consequences	For a discussion of other material U.S. Federal income tax consequences that may be relevant to prospective stockholders, please read “Material U.S. Federal Income Tax Considerations.”

Unless otherwise indicated, the information contained in this prospectus is based on an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the front cover of this prospectus, assumes that the underwriters’ overallotment option is not exercised, and excludes 12,750,000 shares that are reserved for future issuance under our equity incentive plan.

Summary Pro Forma Financial Data

The following unaudited summary pro forma combined condensed balance sheet data of VICI REIT as of September 30, 2017, gives effect to the pro forma adjustments described in “Selected Historical and Pro Forma Financial Data—Unaudited Pro Forma Combined Condensed Financial Information,” as if they had occurred on September 30, 2017, and the following unaudited summary pro forma combined condensed statements of operations for the nine months ended September 30, 2017, and for the year ended December 31, 2016, give effect to above transactions, as if they had occurred on January 1, 2016.

The following summary financial data does not reflect the financial condition or results of operations of VICI REIT for the periods indicated. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and in many cases are based on estimates and preliminary information. We believe such assumptions are reasonable under the circumstances and reflect the best currently available estimates and judgments. However, the pro forma financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had the transactions to which the pro forma adjustments relate actually occurred at the beginning of the period presented.

The following table should be read in conjunction with “Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical combined condensed financial statements of Caesars Entertainment Outdoor, our predecessor, our balance sheet, the combined statements of investments of real estate assets to be contributed to us and our pro forma combined condensed financial statements, and in each case, the related notes thereto, included elsewhere in this prospectus.

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
	(in thousands, except per share data)
Income statement data:
Net revenues	$648,879	$862,508
Total operating expenses	(67,443)	(89,926)

Operating income	581,436	772,582
Interest expense, net	(141,412)	(188,549)

Income before income taxes	440,024	584,033
Provision for income taxes	(907)	(1,523)

Net income	$439,117	$582,510

Weighted average number of shares of common stock and potentially dilutive securities
Basic and diluted	351,560,990	351,560,990
Basic and diluted earnings per common share	$1.25	$1.66

Other operating data:
FFO(1)	$439,117	$582,510
AFFO(1)	402,304	533,974
Adjusted EBITDA(1)	544,623	724,046

Balance sheet data (as of period end):
Cash and cash equivalents	$259,667
Total assets	9,704,169
Long-term debt	4,117,588
Stockholders’ equity	5,508,209

(1)	FFO, AFFO and Adjusted EBITDA are not required by, or presented in accordance with, GAAP. These are non-GAAP financial measures and should not be construed as alternatives to net income or as an indicator of operating performance (as determined in accordance with GAAP). We believe FFO, AFFO and Adjusted EBITDA provide a meaningful perspective of the underlying operating performance of our business.

FFO is a non-GAAP financial measure that is considered a supplemental measure for the real estate industry and a supplement to GAAP measures. Consistent with the definition used by NAREIT, we define FFO as net income (or loss) (computed in accordance with GAAP) excluding gains (or losses) from sales of property plus real estate depreciation. We define AFFO as FFO adjusted for direct financing lease adjustments and other depreciation (which is comprised of the depreciation related to our golf course operations). We define Adjusted EBITDA as net income as adjusted for gains (or losses) from sales of property, real estate depreciation, direct financing lease adjustments, other depreciation (which is comprised of the depreciation related to our golf course operations), provision for income taxes and interest expense, net.

Because not all companies calculate FFO, AFFO and Adjusted EBITDA in the same way as we do and other companies may not perform such calculations, those measures as used by other companies may not be consistent with the way we calculate such measures and should not be considered as alternative measures of operating income or net income. Our presentation of these measures does not replace the presentation of our financial results in accordance with GAAP.

The following table reconciles pro forma net income to FFO, AFFO and Adjusted EBITDA, in each case on a pro forma basis, for the periods presented:

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
	(in thousands)
Net income	$439,117	$582,510
Real estate depreciation	—	—

FFO	439,117	582,510

Direct financing lease adjustments	(43,100)	(56,919)
Amortization of debt issuance costs and original issue discount	4,433	5,910
Other depreciation	1,854	2,473

AFFO	402,304	533,974

Interest expense, net	141,412	188,549
Provision for income taxes	907	1,523

Adjusted EBITDA	$544,623	$724,046

(a)	Represents the non-cash adjustment to recognize fixed amounts due under the Lease Agreements on an effective interest basis at a constant rate of return over the terms of the leases.
(b)	Represents depreciation related to our golf course operations.

alterations in the leased premises and to terminate the lease prior to its expiration under specified circumstances. Furthermore, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years. As a result, our results of operations and cash flows and distributions to our stockholders could be lower than they would otherwise be if we did not enter into a net lease.

The Lease Agreements may restrict our ability to sell the properties.

Our ability to sell or dispose of our properties may be hindered by the fact that such properties are subject to the Lease Agreements, as the terms of the Lease Agreements require that a purchaser assume the Lease Agreements or enter into a severance lease with the tenants for the sold property on substantially the same terms as contained in the applicable Lease Agreement, which may make our properties less attractive to a potential buyer than alternative properties that may be for sale.

Properties within our portfolio are, and properties that we may acquire in the future are likely to be, operated and promoted under certain trademarks and brand names that we do not own.

Most of the properties within our portfolio are currently operated and promoted under trademarks and brand names not owned by us, including Caesars Palace, Horseshoe, Harrah’s and Bally’s. In addition, properties that we may acquire in the future may be operated and promoted under these same trademarks and brand names, or under different trademarks and brand names we do not, or will not, own. During the term that our properties are managed by Caesars, we will be reliant on Caesars to maintain and protect the trademarks, brand names and other licensed intellectual property used in the operation or promotion of the leased properties. Operation of the leased properties, as well as our business and financial condition, could be adversely impacted by infringement, invalidation, unauthorized use or litigation affecting any such intellectual property. Moreover, if any of our properties are rebranded unsuccessfully, it could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects, as we may not enjoy comparable recognition or status under a new brand. A transition of management away from a Caesars entity could also have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

A substantial portion of our cash is used to satisfy our debt service obligations and our distribution obligations to maintain our status as a REIT and avoid or otherwise minimize current entity level U.S. Federal income taxes, which may expose us to interest rate fluctuation risk, expose us to the risk of default under our debt obligations and limit our ability to pursue our business and growth strategies.

We have a substantial amount of indebtedness outstanding. On a pro forma basis, as of September 30, 2017, we would have had an aggregate of $4,148.5 million of outstanding indebtedness ($4,117.6 million, net of deferred financing cost and original issue discount), requiring us to make debt service payments of approximately $198.4 million in 2018.

Our indebtedness is collateralized by substantially all of our properties. Payments of principal and interest under this indebtedness, or any other instruments governing debt we may incur in the future, may leave us with insufficient cash resources to pursue our business and growth strategies or to pay the distributions currently contemplated or necessary to qualify or maintain qualification as a REIT. Our substantial outstanding indebtedness or future indebtedness, and the limitations imposed on us by our debt agreements, could have other significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to capitalize upon emerging acquisition opportunities, including exercising our rights of first refusal and call rights described herein, or meet operational needs;

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $938.0 million, or approximately $1.08 billion if the underwriters exercise their overallotment option in full, in each case, based on an initial public offering price of $19.50, which is the midpoint of the price range set forth on the front cover of this prospectus, after deducting the underwriting discounts and commissions related to this offering and estimated offering expenses. We will contribute the net proceeds from this offering to the Operating Partnership, which will use the net proceeds to: (a) pay down $300.0 million of the indebtedness outstanding under the Revolving Credit Facility; (b) redeem $268.4 million in aggregate principal amount of the Second Lien Notes at a redemption price of 108% plus accrued and unpaid interest to the date of redemption; (c) repay $100.0 million of the Term Loan B Facility; and (d) pay fees and expenses related to this offering; the remainder, if any, of the net proceeds will be used for general business purposes. Any proceeds received in connection with the exercise by the underwriters of their overallotment option will be used by the Operating Partnership for general business purposes.

The $766.9 million in aggregate principal amount of 8.0% Second Lien Notes bear interest at an annual rate of 8.0% per annum and mature on October 15, 2023. We expect to redeem the $268.4 million in aggregate principal amount of the Second Lien Notes on or about February 21, 2018. The Second Lien Notes were issued in October 2017 to certain creditors of CEOC. As of January 1, 2018, $2,200.0 million of indebtedness was outstanding under the Term Loan B Facility and $300.0 million of indebtedness was outstanding under the Revolving Credit Facility. The Term Loan B Facility matures in December 2024 and the Revolving Credit Facility matures in December 2022. Borrowings under the Term Loan B Facility and the Revolving Credit Facility initially bear interest at LIBOR plus 2.25% (approximately 3.76% as of January 1, 2018), provided that following completion of this offering, the interest rate will be LIBOR plus 2.00%. The Term Loan B Facility and the Revolving Credit Facility were entered into in December 2017, and we used the proceeds from the Term Loan B Facility and drawings under the Revolving Credit Facility to refinance a portion of our outstanding long-term debt.

Certain of the underwriters and/or their respective affiliates own a portion of the Second Lien Notes for their own account and/or for the accounts of customers, and therefore will receive a portion of the net proceeds of this offering. In addition, certain of the underwriters and/or their respective affiliates are acting as agents, arrangers and/or lenders under the Term Loan B Facility and the Revolving Credit Facility, and therefore will receive an additional portion of the net proceeds of this offering. Please read “Underwriting—Other Relationships.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2017:

•	on a historical basis;

•	on a pro forma basis to give effect to the adjustments described in “Selected Historical and Pro Forma Financial Data—Unaudited Pro Forma Combined Condensed Financial Information,” and

•	on a pro forma as adjusted basis to give further effect for the issuance of 51,282,051 shares of our common stock in this offering at an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions related to this offering, estimated offering expenses and the use of proceeds from the offering as described herein in “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical combined condensed financial statements of Caesars Entertainment Outdoor, our predecessor, our balance sheet, the combined statements of investments of real estate assets to be contributed to VICI REIT and our pro forma combined condensed financial statements, and in each case, the related notes thereto, included elsewhere in this prospectus.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial offering price and other terms of this offering determined at pricing.

	As of September 30, 2017
	Historical	Pro Forma	Pro Forma As Adjusted
	(in thousands, except per share amounts)
Cash and cash equivalents	$—	$11,555	$259,667

Debt:(1)
Term Loan B Facility	—	2,200,000	2,100,000
Revolving Credit Facility(2)	—	300,000	—
Second Lien Notes	—	766,900	498,485
CPLV CMBS Debt	—	1,550,000	1,550,000
Debt issuance costs	—	(30,897)	(30,897)

	—	4,786,003	4,117,588

Total debt, net	—	4,774,448	3,857,921

Equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized and no shares to be issued and outstanding on a pro forma as adjusted basis(3)	—	—	—
Common stock, $0.01 par value, 750,000,000 shares authorized and 300,278,939 shares issued and outstanding on a pro forma basis and 351,560,990 shares issued and outstanding on a pro forma as adjusted basis	—	3,003	3,516
Additional paid-in capital	—	4,588,679	5,504,693

Total equity	—	4,591,682	5,508,209

Total capitalization	$—	$9,366,130	$9,366,130

(1)

On December 22, 2017, in connection with the acquisition of Harrah’s Las Vegas and the entry into of the Term Loan B Facility and the Revolving Credit Facility, we repaid in full the Prior Term Loans and we caused VICI PropCo to purchase all of the then outstanding Prior CPLV Mezzanine Debt from the originating mezzanine lenders (such that VICI PropCo is now the holder of 100% of the outstanding Prior CPLV Mezzanine Debt). In addition, in December 2017, we repaid in full all of the then outstanding Prior First Lien Notes. We will use $268.4 million and $100.0 million of the proceeds from this offering to buydown a portion of the Second Lien Notes and Term B Loan Facility, respectively.
(2)	As of January 16, 2018, we had approximately $300.0 million in borrowings outstanding under our Revolving Credit Facility. On December 22, 2017, we borrowed $300.0 million under our Revolving Credit Facility in connection with the closing of the acquisition of Harrah’s Las Vegas and the concurrent refinancing of certain of our long-term debt. We will use $300.0 million of the proceeds from this offering to repay $300.0 million of the Revolving Credit Facility.
(3)	Of the 50,000,000 shares of preferred stock, $0.01 par value, authorized, 12,000,000 shares are classified as Series A preferred stock, all of which were issued on the Formation Date and automatically converted on November 6, 2017 in accordance with the terms of the Series A preferred stock into 51,433,692 shares of Company common stock. Accordingly, none of the authorized shares of Series A preferred stock are currently issued or outstanding.

DISTRIBUTION POLICY

We intend to make regular quarterly distributions to holders of shares of our common stock. We expect our quarterly distribution rate to be $0.2625 per share. On an annualized basis, this would be $1.05 per share, or an annual distribution rate of approximately 5.4%, based on an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the front cover of this prospectus. The actual distributions paid to shareholders with respect to the period commencing upon the completion of this offering and ending on March 31, 2018 will be pro-rated, calculated from the closing of this offering through March 31, 2018. For the twelve months ending on September 30, 2018, we expect to make distributions in cash in an amount equal to approximately 73.2% of cash available for distribution.

Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income (with certain adjustments), determined without regard to the dividends paid deduction and excluding any net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, see “Material U.S. Federal Income Tax Considerations.”

We intend to make distributions to our stockholders to comply with the REIT requirements of the Code and to avoid or otherwise minimize paying entity level Federal or excise tax (other than at any TRS of ours). We may generate taxable income greater than our income for financial reporting purposes prepared in accordance with GAAP. In particular, during the first several years of the leases, under the terms of the Lease Agreements, rental income will be allocated for tax purposes generally in an amount greater than cash rents. Further, we may generate REIT taxable income greater than our cash flow from operations after operating expenses and debt service as a result of differences in timing between the recognition of REIT taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments.

In order to avoid or otherwise minimize current entity level U.S. Federal income taxes, we will generally be required to distribute sufficient cash flow after operating expenses and debt service payments to satisfy the REIT distribution requirements. We anticipate that our estimated cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, we may be required to make distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax, and we may need to raise capital to make certain distributions and/or make a portion of our distributions with shares of our common stock. The IRS issued a private letter ruling with respect to certain issues relevant to our separation from Caesars providing generally that, subject to the terms and conditions contained therein, the amount of any shares of our common stock received by any of our stockholders as part of a distribution will be considered to equal the amount of cash that could have been received instead. Although we may generally rely upon the ruling, no assurance can be given that the IRS will not challenge our qualification as a REIT on the basis of other issues or facts outside the scope of the ruling. Furthermore, the IRS has issued a revenue procedure that provides that, so long as a REIT complied with certain provisions therein, certain distributions that are paid partly in cash and partly in stock will be treated as taxable dividends that would satisfy the REIT distribution requirements and qualify for the dividends paid deduction for U.S. Federal income tax purposes. In a distribution that consists in part of shares of our common stock, a stockholder of our common stock will be required to report dividend income equal to the amount of cash and common stock received as a result of the distribution even though we may distribute no cash or only nominal amounts of cash to such stockholder. For more information, see “Material U.S. Federal Income Tax Considerations—Annual Distribution Requirements.” We currently believe that we will have sufficient available cash to pay our required distribution for 2018 in cash but there can be no assurance that this will be the case.

independent auditors assume no responsibility for, and disclaim any association with, our estimated cash available for distribution.

We do not undertake any obligation to release publicly any revisions or updates that we may make to our estimated cash available for distribution or the assumptions used to prepare our estimated cash available for distribution to reflect events or circumstances after the date of this prospectus other than as required by law.

The following table describes our pro forma net income for the twelve months ended December 31, 2016, and the adjustments we have made to calculate our estimated cash available for distribution for the twelve months ending on September 30, 2018, as adjusted (amounts in thousands, except share amounts, per share amounts and percentages):

Pro forma net income for the year ended December 31, 2016	$582,510
Less: pro forma net income for the nine months ended September 30, 2016	(436,883)
Add: pro forma net income for the nine months ended September 30, 2017	436,883

Pro forma net income for the twelve months ended September 30, 2017	$582,510
Add: depreciation expense	2,473
Add: amortization of deferred financing costs and original issue discount	5,910
Less: additional general and administrative expenses as a result of being a public company	(13,000)
Less: direct financing lease adjustments	(56,919)

Estimated cash flows from operating activities for the twelve months ended September 30, 2018	$520,974

Estimated cash flows used in investing activities	$(1,000)
Estimated cash flows used in financing activities—scheduled principal amortization payments	$(15,750)

Estimated cash flow available for distribution for the year ending September 30, 2018	$504,224

Total estimated initial annual distributions to shareholders	$369,139

Estimated initial annual distributions per share	$1.05

Payout ratio based on our share of estimated cash available for distribution	73.2%

Assumptions and Considerations

Set forth below are the material assumptions that we have made to demonstrate our ability to generate our estimated cash available for distribution for the twelve months ending September 30, 2018. The estimate has been prepared by, and is the responsibility of, our management. Our estimate reflects our judgment of the conditions we expect to exist and the course of action we expect to take during the estimate periods. The assumptions we disclose are those we believe are material to our estimated results of operations. We believe we have a reasonable basis for these assumptions. However, we can give no assurance that our estimated results will be achieved. There will likely be differences between our estimated and our actual results, and those differences may be material. If our estimate is not achieved, we may not be able to make cash distributions on our shares of common stock at our initial distribution rate or at all. For more information regarding the factors that may cause our estimates to prove inaccurate and the risks that could materially and adversely affect our ability to make distributions to our shareholders, please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

The estimate assumes that on September 30, 2017 we raised net proceeds of $938.0 million in this offering (after deducting the underwriting discount and expenses) through the issuance of 51,282,051 shares of our common stock at a price of $19.50 per share (based on the midpoint of the price range set forth on the front cover of this prospectus). The estimate also assumes, as described in “Use of Proceeds” elsewhere in this prospectus, that the net proceeds of this offering will be used to: (a) pay down $300.0 million of indebtedness outstanding under the

Revolving Credit Facility; (b) redeem $268.4 million in aggregate principal amount of the Second Lien Notes at a redemption price of 108% plus accrued and unpaid interest to the date of redemption; (c) redeem $100.0 million of the Term Loan B Facility plus accrued and unpaid interest to the date of redemption; and (d) pay fees and expenses related to this offering; the remainder, if any, of the net proceeds will be used for general business purposes.

We estimate that our general and administrative costs on a consolidated basis, including costs of being a public company, could result in incremental general and administrative expenses of $12 million to $14 million per year.

Unaudited Pro Forma Combined Condensed Balance Sheet

As of September 30, 2017

(in thousands)

		Formation					Pro Forma Adjustments
	VICI REIT (a)	Caesars Entertainment Outdoor (b)	Real Estate Assets to be Contributed (c)	Pro Forma Adjustments		Subtotal	Mandatory Conversions (m)	Acquisition of Harrah’s Las Vegas Real Estate (n)	Capital Transactions (o)	This Offering (r)	Total Pro Forma
Assets
Real Estate Investments:
Accounted for using the operating method	$—	$—	$—	$1,184,760	(d)	$1,184,760	$—	$(73,600)	$—	$—	$1,111,160
Accounted for using the direct financing method	—	—	—	7,040,240	(d)	7,040,240		1,136,200	—		8,176,440	(p)
Property, net	—	—	4,831,000	(4,831,000	)(d)	—		73,600	—		73,600
Property and equipment, used in operations, net	—	88,347	—	(13,347	)(e)	75,000		—	—		75,000
Cash and cash equivalents	—	84	—	55,725	(f)	55,809		(1,069,205)	1,024,951	248,112	259,667
Other assets	—	819	—	—		819		—	7,483		8,302

Total assets	$—	$89,250	$4,831,000	$3,436,378		$8,356,628	$—	$66,995	$1,032,434	$248,112	$9,704,169

Liabilities
Long-term debt	$—	$—	$—	$4,917,000	(g)	$4,917,000	$(250,000)	$—	$(180,997)	(368,415)	$4,117,588	(q)
Deposit Liability								73,600	—		73,600
Short-term debt	—	—	—					—	300,000	(300,000)	—
Accounts payable	—	194	—	(194	)(h)	—		—	—		—
Accrued expenses	—	769	—	(769	)(h)	—		—	—		—
Deferred income taxes	—	5,043	—	4,400	(i)	9,443		—	—		4,772
		—	—	(4,671	)(e)	(4,671)		—	—
Other liabilities	—	249	—	(249	)(h)	—		—	—		—

Total liabilities	—	6,255	—	4,915,517		4,921,772	(250,000)	73,600	119,003	(668,415)	4,195,960
Redeemable preferred stock	—	—	—	758,814	(j)	758,814	(758,814)	—	—	—	—
Equity
Net investments	—	82,943	4,831,000	3,394,000	(d)			—	—	—	—
		—	—	(8,676	)(e)
				(4,400	)(i)
		—	—	55,725	(f)
		—	—	(1,772	)(k)
		—	—	(4,917,000	)(g)
		—	—	194	(h)
		—	—	769	(h)
		—	—	249	(h)
		—	—	(758,814	)(j)
		—	—	52	(l)
		—	—	(2,674,270)
Common stock	—	—	—	1,772	(k)	1,772	690	—	541	513	3,516
Additional paid in capital	—	—	—	2,674,270		2,674,270	1,008,124	(6,605)	912,890	916,014	5,504,693
Retained earnings	—	52	—	(52	)(l)	—	—	—	—	—	—

Total equity	—	82,995	4,831,000	(2,237,953)		2,676,042	1,008,814	(6,605)	913,431	916,527	5,508,209

Total liabilities and equity	$—	$89,250	$4,831,000	$3,436,378		$8,356,628	$—	$66,995	$1,032,434	$248,112	$9,704,169

The accompanying notes are an integral part of and should be read together with, this unaudited pro forma combined condensed financial information.

Unaudited Pro Forma Combined Condensed Statement of Operations

For the Nine Months Ended September 30, 2017

(in thousands, except share and per share amounts)

		Formation					Pro Forma Adjustments
	VICI REIT (aa)	Caesars Entertainment Outdoor(bb)	Pro Forma Adjustments		Subtotal		Acquisition of Harrah’s Las Vegas Real Estate		Capital Transactions		This Offering		Total Pro Forma
Revenues
Earned income from direct financing leases	$—	$—	$477,941	(cc)	$477,941		$69,712	(ll)	$—		$—		$547,653
Rental income from operating leases	—	—	36,375	(dd)	36,375								36,375
Golf course	—	13,827	5,460	(ee)	19,287								19,287
Property taxes reimbursed	—	—	43,254	(ff)	43,254		2,310	(ff)					45,564

Total revenues	—	13,827	563,030		576,857		72,022		—		—		648,879
Operating Expenses
Depreciation	—	2,402	(548	)(gg)	1,854								1,854
Golf course	—	10,084	1,691	(hh)	11,775								11,775
General and administrative	—	1,341	6,909	(hh)	8,250								8,250
Property taxes	—	—	43,254	(ff)	43,254		2,310	(ff)					45,564

Total operating expenses	—	13,827	51,306		65,133		2,310		—		—		67,443

Operating income	—	—	511,724		511,724		69,712		—		—		581,436
Interest expense	—	—	193,025	(ii)	193,025				(20,135	)(nn)	(31,478	)(oo)	141,412	(mm)

Income before income taxes	—	—	318,699		318,699		69,712		20,135		31,478		440,024
Provision for income taxes	—	—	907	(jj)	907		—		—		—		907

Net income	$—	$—	$317,792		$317,792		$69,712		$20,135		$31,478		$439,117

Weighted average number of common and potentially dilutive securities outstanding
Basic					246,224,886	(kk)							351,560,990	(kk)
Diluted					246,224,886								351,560,990
Basic earnings per common share					$1.29								$1.25

Diluted earnings per common share					$1.29								$1.25

The accompanying notes are an integral part of and should be read together with, this unaudited pro forma combined condensed financial information.

Unaudited Pro Forma Combined Condensed Statement of Operations

For the Year Ended December 31, 2016

(in thousands, except share and per share amounts)

		Formation					Pro Forma Adjustments
	VICI REIT(aa)	Caesars Entertainment Outdoor(bb)	Pro Forma Adjustments		Subtotal		Acquisition of Harrah’s Las Vegas Real Estate		Capital Transactions		This Offering		Total Pro Forma
Revenues
Earned income from direct financing leases	$—	$—	$633,223	(cc)	$633,223		$92,596	(ll)	$—		$—		$725,819
Rental income from operating leases	—	—	48,500	(dd)	48,500								48,500
Golf course	—	18,785	8,651	(ee)	27,436								27,436
Property taxes reimbursed	—	—	57,672	(ff)	57,672		3,081	(ff)					60,753

Total revenues	—	18,785	748,046		766,831		95,677		—		—		862,508
Operating expenses
Depreciation	—	3,030	(557	)(gg)	2,473								2,473
Golf course	—	13,739	1,961	(hh)	15,700								15,700
General and administrative	—	2,009	8,991	(hh)	11,000								11,000
Property taxes	—	—	57,672	(ff)	57,672		3,081	(ff)					60,753

Total operating expenses	—	18,778	68,067		86,845		3,081		—		—		89,926

Operating income	—	7	679,979		679,986		92,596		—				772,582
Interest expense	—	7	257,367	(ii)	257,374		—		(26,855	)(nn)	(41,970	)(oo)	188,549	(mm)

Income before income taxes	—	—	422,612		422,612		92,596		26,855		41,970		584,033
Provision for income taxes	—	—	1,523	(jj)	1,523		—		—		—		1,523

Net income	$—	$—	$421,089		$421,089		$92,596		$26,855		$41,970		$582,510

Weighted average number of common and potentially dilutive securities outstanding
Basic					242,440,536	(kk)							351,560,990	(kk)
Diluted					242,440,536								351,560,990
Basic earnings per common share					$1.74								$1.66

Diluted earnings per common share					$1.74								$1.66

The accompanying notes are an integral part of and should be read together with, this unaudited pro forma combined condensed financial information.

Note 1—Balance Sheet Pro Forma Adjustments

(a)	VICI REIT was formed as Rubicon Controlled LLC, a Delaware limited liability company, on July 5, 2016, and was renamed VICI Properties Inc., referred to herein as VICI REIT, and converted into a Maryland corporation on May 5, 2017. VICI REIT had no assets and no operating activity prior to the Formation Date.

(b)	Represents the balance sheet derived from the historical unaudited combined financial statements of Caesars Entertainment Outdoor, included elsewhere in this prospectus. Caesars Entertainment Outdoor was transferred to VICI Golf on the Formation Date.

(c)	Represents amounts derived from the historical unaudited combined statement of investments of real estate assets to be contributed to VICI REIT from CEOC, which is included elsewhere in this prospectus.

(d)	Represents the adjustment to the real estate assets to fair value on the Formation Date under ASC 852 for real estate assets under lease through the Formation Lease Agreements and the reclassification of such real estate assets as investments in direct financing leases and operating leases.

(iii)	The borrowing of $300.0 million ($292.5 million, net of deferred financing cost and original issue discount) of the Company’s $400.0 million senior secured revolving credit facility (the “Revolving Credit Facility”) initially bearing interest at LIBOR plus 2.25%, provided that following an underwritten public offering of the equity interest of any parent entity of VICI PropCo which results in such equity interests being listed on a national securities exchange and generates gross cash proceeds of at least $500.0 million to such parent entity, such interest rate will be reduced by 0.25%.

(iv)	The refinancing of $1,638.4 million aggregate principal amount of senior secured first lien term loans and redemption of $311.7 million aggregate principal amount of first-priority senior secured floating rate notes.

(v)	The repurchase of $400.0 million aggregate principal amount of Prior CPLV Mezzanine Debt at a purchase rate of 109.5% plus accrued and unpaid interest from the existing holders of such debt.

(p)	The Company’s pro forma investment in direct financing leases consisted of the following as of September 30, 2017:

(in thousands)
Minimum lease payments receivable(i)	$29,390,697
Estimated residual values of leased property (unguaranteed)	1,987,651

Gross investment in direct financing leases	31,378,348
Unamortized initial direct costs	—
Less: Unearned income	(23,201,908)

Net investment in direct financing leases	$8,176,440

(i)	Minimum lease payments do not include contingent rent that may be received under the Lease Agreements. Contingent rent amounted to $0 for the nine months ended September 30, 2017 and the year ended December 31, 2016.

At September 30, 2017, pro forma minimum lease payments for each of the five succeeding fiscal years were as follows:

(in thousands)
2017	$180,394
2018	725,823
2019	730,148
2020	734,550
2021	748,332

(q)	The table below shows the amount of pro forma debt outstanding on September 30, 2017:

(in millions)
Term Loan B Facility	$2,100.0
CPLV CMBS Debt	1,550.0
Second Lien Notes	498.5
Revolving Credit Facility	—

Total Face Value Debt	4,148.5
Deferred financing cost	(25.6)
Original issue discount	(5.3)

Total Book Value Debt	$4,117.6

The pro forma combined condensed statements of operations assumes that the weighted average yield on the Term Loan B Facility, CPLV Debt and Second Lien Notes outstanding on September 30, 2017 will require annual cash interest payments of $182.6 million, based upon the rates provided in the respective loan agreements.

(r)	Represents the net proceeds from this offering as well as the repayment of certain indebtedness as described below. We expect to raise net proceeds of $938.0 million in this offering (after deducting underwriting discounts and expenses) through the issuance of 51,282,051 of our common stock at a price of $19.50 per share based on the midpoint of the price range set forth on the front cover of this prospectus.

We will use the proceeds from this offering to: (a) pay down $300.0 million of indebtedness outstanding under the Revolving Credit Facility; (b) redeem $268.4 million in aggregate principal amount of the Second Lien Notes at a redemption price of 108% plus accrued and unpaid interest to the date of redemption; (c) redeem $100.0 million of the Term Loan B Facility plus accrued and unpaid interest to the date of redemption; and (d) pay fees and expenses related to this offering; the remainder, if any, of the net proceeds will be used for general business purposes.

For purposes of this pro forma presentation, the net issuance proceeds from this offering and the use of proceeds described above have been applied to the pro forma combined condensed consolidated balance sheet assuming they occurred on September 30, 2017.

Note 2—Statement of Operations Pro Forma Adjustments

(aa)	VICI REIT was formed as Rubicon Controlled LLC, a Delaware limited liability company, on July 5, 2016, and was renamed VICI Properties Inc., referred to herein as VICI REIT, and converted into a Maryland corporation on May 5, 2017. VICI REIT had no assets and had no operating activity prior to the Formation Date.

(bb)	Represents the results of operations derived from the historical unaudited and audited combined financial statements of Caesars Entertainment Outdoor, included elsewhere in this prospectus. Caesars Entertainment Outdoor was transferred to VICI Golf on the Formation Date, including the historical expenses directly associated with the assets contributed by CEOC, comprised of depreciation, property taxes, insurance, operating expenses and payroll costs.

(cc)	Represents lease income associated with the rent from the Formation Lease Agreements which are accounted for as direct financing leases. Under the CPLV Lease Agreement, base rent is $165.0 million for the first seven years with an annual increase of the greater of 2% and the increase in the Consumer Price Index commencing in the second year. Beginning in the eighth year, a portion of the rent amount will be designated as variable rent and will be adjusted periodically to reflect changes in net revenue for the property through the end of the lease term. At each renewal term, the base rent amount will be set at the fair market value for the rent but will not be less than the amount of rent due from CEOC in the immediately preceding year nor will the rent increase by more than 10% compared to the immediately preceding year. The portion of the overall rent amount attributable to any facility for which the renewal term extends beyond 80% of its useful life will be adjusted to fair market value for that facility.

Under each of the Non-CPLV Lease Agreement and Joliet Lease Agreement, base rent is equal to $433.3 million and $39.6 million, respectively, for the first seven years with an annual increase of the greater of 2% and the increase in the Consumer Price Index commencing in the sixth year. With respect to the Joliet Lease Agreement, we are entitled to receive 80% of the rent pursuant to the operating agreement of our joint venture, Harrah’s Joliet Landco LLC. Beginning in the eighth year, a portion of each rent amount will be designated as variable rent and will be adjusted periodically to reflect changes in net revenue for the respective properties through the end of the lease term. At each renewal term, each base rent amount will be set at the fair market value for the rent but will not be less than the

(ll)	Represents lease income associated with the rent from the HLV Lease Agreement which is accounted for as a direct financing. Under the HLV Lease Agreement, base rent is $87.4 million for the first seven years with an annual increase of 1% for the first five years and an annual increase of the greater of 2% and the increase in the Consumer Price Index commencing in the sixth year. Beginning in the eighth year, a portion of the rent amount will be designated as variable rent and will be adjusted periodically to reflect changes in net revenue for the property through the end of the lease term. At each renewal term, the base rent amount will be set at the fair market value for the rent but will not be less than the amount of rent due from the tenant in the immediately preceding year nor will the rent increase by more than 10% compared to the immediately preceding year. The portion of the overall rent amount attributable to any facility for which the renewal term extends beyond 80% of its useful life will be adjusted to fair market value for that facility.

Base rent and variable rent that are known at the lease commencement date will be recorded on an effective interest method basis over the thirty-five year lease term, which includes the initial fifteen- year non-cancelable lease term and all four five-year tenant optional renewal terms under the HLV Lease Agreement, as such renewal terms have been determined to be reasonably assured.

For the nine months ended September 30, 2017 and the year ended December 31, 2016, pro forma rent payments under the HLV Lease Agreement accounted for under the direct financing lease method total $66.2 million and $87.4 million, respectively. Pro forma earned income from those direct financing leases is $69.7 million and $92.6 million, respectively.

The difference of $3.5 million and $5.2 million, respectively, represents the adjustment to recognize fixed amounts due under the HLV Lease Agreement on an effective interest basis at a constant rate of return over the lease term.

(mm)	Represents interest expense related to pro forma borrowings incurred by our subsidiaries as of September 30, 2017. It is estimated that a 1% increase or decrease in the annual interest rate on our variable rate obligations would increase or decrease our annual cash interest expense by approximately $21.0 million on an annual basis. See note (q) for additional details regarding this debt.

(nn)	Represents the reduction in interest expense resulting from the Capital Transactions described in Note (o). For purposes of this pro forma presentation, these transactions have been applied to the pro forma combined condensed statements of operations assuming they occurred on January 1, 2016.

(oo)	Represents the reduction in interest expense resulting from the company using the net proceeds from this offering to (a) pay down $300.0 million of indebtedness outstanding under the Revolving Credit Facility; (b) redeem $268.4 million in aggregate principal amount of the Second Lien Notes; and (c) redeem $100.0 million of the Term Loan B Facility. Additionally, the adjustment includes a 0.25% interest rate reduction on $2,100.0 million of pro forma aggregate principal amount of Term Loan B indebtedness outstanding resulting from the consummation of this offering. For purposes of this pro forma presentation, the reduction in indebtedness from the use of the net proceeds from this offering have been applied to the pro forma combined condensed statements of operations assuming they occurred on January 1, 2016.

Interest Expense

We will incur interest expense from our borrowing obligations. As of September 30, 2017, on a pro forma basis, our debt totaled $4,148.5 million ($4,117.6 million, net of deferred financing cost and original issue discount). On a pro forma basis, we expect to have annual cash interest costs of approximately $182.6 million, based on an estimated weighted average interest rate of 4.36% per annum. See “—Liquidity and Capital Resources” below for more information.

Revenues and operating expenses of VICI Golf

VICI Golf holds the golf course properties, which include the operations of the Rio Secco golf course in Henderson, Nevada, the Cascata golf course in Boulder City, Nevada, the Grand Bear golf course in Saucier, Mississippi, and the Chariot Run golf course in Laconia, Indiana. Revenue generated by the golf course properties is derived from golf course operations, food and beverage and merchandise sales. On a pro forma basis, the golf course properties would have generated net revenues of $19.3 million and $27.4 million, respectively, and would have incurred total operating expenses (including direct golf course expenses, depreciation and general and administrative costs) of $13.6 million and $18.2 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively. Additionally, on a pro forma basis the tax rate for VICI Golf operations for the nine months ended September 30, 2017 and the year ended December 31, 2016 would have been 21.0%.

Liquidity and Capital Resources

Cash Flow Analysis

Cash Flows from Operating Activities

Net cash provided by operating activities for Caesars Entertainment Outdoor totaled $2.2 million and $2.4 million for the nine months ended September 30, 2017 and 2016, respectively. The decrease in net cash provided by operating activities of $0.2 million for the nine months ended September 30, 2017 compared to the corresponding period in the prior year was comprised primarily of lower cash receipts from customers due to the closure of Rio Secco due to renovations. This was partially offset by lower cash paid for operating expenses for the nine months ended September 30, 2017 compared to the corresponding period in the prior year.

Cash Flows from Investing Activities

Net cash used in investing activities for Caesars Entertainment Outdoor totaled $1.9 million and $0.8 million for the nine months ended September 30, 2017 and 2016, respectively, which was solely for expenditures for property and equipment, net of construction payables. Cash used in investing activities during 2017 was due primarily to the $1.8 million invested in the renovation of the Rio Secco course from late May to the end of September.

Cash Flows from Financing Activities

Net cash used in financing activities for Caesars Entertainment Outdoor totaled $1.2 million and $1.1 million for the nine months ended September 30, 2017 and 2016, respectively. The increase in net cash used in financing activities of $0.1 million for the nine months ended September 30, 2017 compared to the corresponding period in the prior year was due to an increase of funding transactions with parent.

Debt

On the Formation Date, VICI PropCo issued $1,638.4 million of Prior Term Loans, $311.7 million aggregate principal amount of Prior First Lien Notes and $766.9 million aggregate principal amount of Second

Lease Agreement and the Joliet Lease Agreement, a minimum of $495.0 million in capital expenditures (which may include certain expenditures incurred by a certain CEOC affiliate or with respect to other CEOC assets) and (B) across the properties leased from us a minimum of $350.0 million in capital expenditures and excluding capital expenditures for any services entity, foreign subsidiaries and unrestricted subsidiaries of CEOC, gaming equipment, corporate shared services and properties not included in the Formation Lease Agreements. These amounts, in each case, may be decreased under the same circumstances as with respect to the annual requirement. Further, with respect to the requirement to expend a minimum of $350.0 million in capital expenditures, such capital expenditures will be allocated as follows: (i) $84.0 million to the facilities covered by the CPLV Lease Agreement; (ii) $255.0 million to the facilities covered by the Non-CPLV Lease Agreement and the Joliet Lease Agreement; and (iii) the balance to facilities covered by any Formation Lease Agreement in such proportion as CEOC may elect. Lastly, the HLV Lease Agreement requires the tenant thereunder to spend (x) $171.0 million in capital expenditures for the period commencing January 1, 2017 and ending December 31, 2021, and, (y) commencing in 2022, annually, 1% of the actual net revenue generated during the immediately prior year from such property on capital expenditures that constitute installation, restoration, repair, maintenance or replacement of physical improvements or other physical items with respect to the leased property under the HLV Lease.

Contractual Obligations and Commitments

Information concerning our obligations and commitments to make future payments under contracts such as our indebtedness and future minimum lease commitments under operating leases is included in the following table on a pro forma basis as of September 30, 2017. This table does not include commitments related to operating lease obligations that are variable in nature and as such does not show the total anticipated payments that we will incur in connection with operating leases over five years following September 30, 2017.

	Payments Due by Period
	(in millions)
	Total	Within 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt
Term Loan B Facility, principal(1)	$2,100.0	$15.8	$42.0	$42.0	$2,000.2
CPLV CMBS Debt, principal(2)	1,550.0	—	—	1,550.0	—
Second Lien Notes, principal(3)	498.5	—	—	—	498.5
Revolving Credit Facility, principal(4)	—	—	—	—	—
Estimated interest payments(5)	1,125.7	182.6	363.0	360.1	220.0

Total contractual obligations	$5,274.2	$198.4	$405.0	$1,952.1	$2,718.7

(1)	The Term Loan B Facility requires scheduled quarterly payments in amounts equal to 0.25% of the original aggregate principal amount, with the balance due at maturity in 6 years.
(2)	The CPLV CMBS Debt will mature in five years.
(3)	The Second Lien Notes will mature in 2023.
(4)	The Revolving Credit Facility will mature in five years.
(5)	Estimated interest is based on an a LIBOR rate of 1.50%.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP. We have identified certain accounting policies that we believe are the most critical to the presentation of our financial information over a period of time. These accounting policies may require our management to take decisions on subjective and/or complex matters relating to reported amounts of assets, liabilities, revenue, costs, expenses and related disclosures. These would further lead us to estimate the effect of matters that may inherently be uncertain.

Estimates are required in order to prepare the financial statements in conformity with U.S. GAAP. Significant estimates, judgments, and assumptions are required in a number of areas, including, but not limited

Federal income tax on income that we pay as distributions to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. Federal income tax on our taxable income at regular corporate income tax rates, and distributions paid to our stockholders would not be deductible by us in computing taxable income. Additionally, any resulting corporate liability created if we fail to qualify as a REIT could be substantial and could materially and adversely affect our net income and net cash available for distribution to stockholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT.

Quantitative and Qualitative Disclosures about Market Risk

We face market risk exposure in the form of interest rate risk. This market risk arises from our debt obligations.

Our primary market risk exposure is interest rate risk with respect to our indebtedness. On a pro forma basis, as of September 30, 2017, we would have had an aggregate face value of $4,148.5 million of outstanding indebtedness. Approximately $2,100.0 million of our pro forma indebtedness has variable interest rates. A one percent increase or decrease in the annual interest rate on our pro forma variable rate borrowings of $2,100.0 million would increase or decrease our annual cash interest expense by approximately $21.0 million.

We may manage, or hedge, interest rate risks related to our borrowings by means of interest rate swap agreements. We also expect to manage our exposure to interest rate risk by maintaining a mix of fixed and variable rates for our indebtedness. However, the REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. See “Risk Factors—Risks Related to our Status as a REIT—Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.”

BUSINESS

Overview of the Company

We are an owner, acquirer and developer of experiential real estate assets across leading gaming, hospitality, entertainment and leisure destinations. Our national, geographically diverse portfolio consists of 20 market-leading properties, including Caesars Palace Las Vegas and Harrah’s Las Vegas, two of the most iconic entertainment facilities on the Las Vegas Strip. Our entertainment facilities are leased to leading brands that seek to drive consumer loyalty and value with guests through superior services, experiences, products and continuous innovation. Across more than 36 million square feet, our well-maintained properties are located in nine states, contain nearly 14,000 hotel rooms and feature over 150 restaurants, bars and nightclubs. Our portfolio also includes approximately 37 acres of undeveloped land adjacent to the Strip that is leased to Caesars, which we may look to monetize as appropriate. We also own and operate four championship golf courses located near certain of our properties, two of which are in close proximity to the Las Vegas Strip. As a growth focused public real estate company, we expect our relationship with our partners will position us for the acquisition of additional properties across leisure and hospitality.

In December 2017, we acquired from an affiliate of Caesars and then leased back the real estate assets of Harrah’s Las Vegas for approximately $1.14 billion, and we simultaneously sold to Caesars approximately 18.4 acres of undeveloped land located behind the LINQ Hotel & Casino and Harrah’s Las Vegas for $73.6 million. Simultaneous with the transaction, we entered into a new credit facility, comprised of a $2.2 billion senior secured Term Loan B Facility and a $400 million senior secured revolving credit facility, and we used the proceeds from the Term Loan B Facility and drawings under the revolving credit facility to refinance a portion of our outstanding long-term debt. See “—Recent Developments” below.

We believe we have a mutually beneficial relationship with Caesars, a leading owner and operator of gaming, entertainment and leisure properties. Our long-term triple-net Lease Agreements with subsidiaries of Caesars provide us with a highly predictable revenue stream with embedded growth potential. We believe our geographic diversification limits the effect of changes in any one market on our overall performance. We are focused on driving long-term total returns through managing assets and allocating capital diligently, maintaining a highly productive tenant base, capitalizing on strategic development and redevelopment opportunities, and optimizing our capital structure to support opportunistic growth.

Our portfolio is competitively positioned and well-maintained. Pursuant to the terms of the Lease Agreements, which require Caesars to invest in our properties, and in line with its commitment to build guest loyalty, we anticipate Caesars will continue to make strategic value-enhancing investments in our properties over time, helping to maintain their competitive position. In addition, given our scale and deep industry knowledge, we believe we are well-positioned to execute highly complementary single-asset and portfolio acquisitions to augment growth.

We intend to elect and qualify to be taxed as a REIT for U.S. Federal income tax purposes commencing with our taxable year ending December 31, 2017. We believe our election of REIT status combined with the income generation from the Lease Agreements will enhance our ability to make distributions to our stockholders, providing investors with current income as well as long-term growth.

We are one of the largest net lease REITs in the United States with $648.9 million and $862.5 million of revenue, $439.1 million and $582.5 million of net income and $544.6 million and $724.0 million of Adjusted EBITDA for the nine months ended September 30, 2017 and for the year ended December 31, 2016, respectively, in each case on a pro forma basis. For a definition of Adjusted EBITDA and a reconciliation to net income, in each case on a pro forma basis, see “Prospectus Summary—Summary Pro Forma Financial Data.”

which event the increase will be such reduced percentage provided that such reduction shall not result in the base rent being less than the prior year’s base rent. The Lease Agreements provide for portions of the rent to be designated as variable rent with periodic variable rent resets following the seventh year and tenth year of the leases and at the commencement of each renewal term based on the tenant’s net revenue from the facilities at such time. See “Business—Our Relationship with Caesars.” As further described below, the tenants’ payment obligations under the Lease Agreements are guaranteed by Caesars with respect to the Formation Lease Agreements and CRC with respect to the HLV Lease Agreement, which provides additional credit support.

We believe our relationship with Caesars, including our contractual agreements with it and its applicable subsidiaries, will continue to drive significant benefits and mutual alignment of strategic interests in the future.

Caesars or CRC guarantees the payment obligations of our tenants under the Lease Agreements.

All of our existing properties are leased to subsidiaries of Caesars. Caesars guarantees the payment obligations of our tenants under the Formation Lease Agreements and CRC, a subsidiary of Caesars, guarantees the payment obligations of our tenant under the HLV Lease Agreement. Caesars operates a nationally-recognized portfolio of brands, including Caesars, Harrah’s, Horseshoe and Bally’s, and operates its portfolio of properties (including the properties that are leased from us) using the Total Rewards® customer loyalty program. Core to Caesars’ cross market strategy, the Total Rewards® program is designed to encourage Caesars’ customers to direct a larger share of their entertainment spending to Caesars. See “—Overview of Caesars” above regarding information of Caesars referred to in this prospectus.

We intend to maintain a strong balance sheet with significant financial flexibility.

On a pro forma basis, we had debt of $4,148.5 million ($4,117.6 million, net of deferred financing cost and original issue discount) as of September 30, 2017 and $862.5 million of revenue, $582.5 million of net income and $724.0 million of Adjusted EBITDA for the year ended December 31, 2016. In December 2017, we completed a multi-billion dollar refinancing of certain of our outstanding indebtedness. See “—Recent Developments—VICI PropCo Credit Facility and Debt Refinancing.” As a result, the Revolving Credit Facility is available to us to fund acquisitions and for general corporate purposes, and our $498.5 million aggregate principal amount of our Second Lien Notes after giving effect to this offering become due in 2023, which we believe provides us with financial flexibility to grow our business. Over time, we intend to operate with a prudent financial strategy by growing cash flow through internal, built-in lease escalations and external acquisitions and repaying indebtedness using cash flow from operations.

Experienced management team and independent board of directors with robust corporate governance

We have an experienced management team that has been actively engaged in the leadership, acquisition and investment aspects of the hospitality, gaming, entertainment and real estate industries throughout their careers. Our Chief Executive Officer, Edward Pitoniak, and President and Chief Operating Officer, John Payne, are industry veterans with an average of 30 years of experience in the REIT industry and experiential real estate companies, during which time they were able to drive controlled growth and diversification of significant real estate and gaming portfolios. Mr. Pitoniak’s service as an independent board member of public companies provides him with a unique and meaningful management perspective and will enable him to work as a trusted steward with our independent board of directors as a trusted steward of our extensive portfolio. Our independent board of directors, which is made of highly skilled and seasoned real estate, gaming and corporate professionals, was established to ensure that there was no overlap between our tenants and the companies with which our directors are affiliated. In addition, our board of directors is not staggered, with each of our directors subject to re-election annually. Robust corporate governance in the best interests of our stockholders is of central importance to the management of our company, as we have a separate Chairman of the Board and Chief Executive Officer and all members of our audit and finance committee qualify as an “audit committee financial expert” as defined by the SEC. Directors are elected in uncontested elections by the affirmative vote of a

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights and preferences of our capital stock. This summary does not purport to be complete and is subject to and is qualified in its entirety by reference to our charter and bylaws and applicable provisions of the Maryland General Corporation Law, or MGCL. While we believe the following summary covers the material terms of our capital stock, the description may not include all of the information that is important to you. We encourage you to read carefully this entire prospectus, our charter and bylaws and the other documents we refer to for a more complete understanding of our capital stock. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

General

Our charter authorizes us to issue up to 700,000,000 shares of common stock, $0.01 par value per share, and up to 50,000,000 shares of preferred stock, $0.01 par value per share, of which 12,000,000 shares are classified as Series A preferred stock, $0.01 par value per share. Our charter authorizes our board of directors, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series, subject to the terms of any outstanding preferred stock.

Immediately following the completion of this offering, 351,560,990 shares of our common stock will be issued and outstanding, and no shares of preferred stock will be issued and outstanding.

Under Maryland law, a stockholder generally is not liable for a corporation’s debts or obligations solely as a result of the stockholder’s status as a stockholder.

Common Stock

Subject to the restrictions on ownership and transfer of our stock discussed below under the caption “—Restrictions on Ownership and Transfer” and the voting rights of holders of outstanding shares of any other class or series of our stock, holders of our common stock will be entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock will not have cumulative voting rights in the election of directors.

Holders of our common stock will be entitled to receive dividends if as and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of outstanding shares of any class or series of our stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock will not have preemptive, subscription, redemption, preference, exchange, conversion or appraisal rights. There will be no sinking fund provisions applicable to the common stock. All shares of our common stock will be fully paid and nonassessable and will have equal dividend and liquidation rights. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock or any other class or series of stock we may authorize and issue in the future.

Under Maryland law, a Maryland corporation generally may not amend its charter, consolidate, merge, convert, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. As permitted by Maryland law, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, except for amendments to the charter provisions relating to indemnification, limitation of liability and amendments to our charter, which require the affirmative vote of stockholders entitled to cast 75% of all of the votes entitled to be cast on those matters. See “Certain Provisions